787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 5, 2011

VIA EDGAR CORRESPONDENCE

Mr. Richard Pfortde

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust (the “Trust”)
Registration Statement on Form N-14 (Securities Act File No. 333-172195) (the “Proxy Statement”)

Dear Mr. Pfortde:

The Trust filed the Proxy Statement relating to the proposed reorganization of Legg Mason ClearBridge Diversified Large Cap Growth Fund (the “Target Fund”) with and into Legg Mason ClearBridge Appreciation Fund (the “Acquiring Fund,” and together with the Target Fund, the “Funds”) on February 11, 2011, with an effective date of March 11, 2011. This letter responds to comments with respect to the Proxy Statement that you provided in a telephone conversation with the undersigned on March 18, 2011. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment.

Comment No. 1: The fee tables should not have a caption that refers to “Fee waiver and/or expense reimbursement” because the Funds have a recapture arrangement.

Response: The captions in the fee table have been changed to state “Fees forgone and expenses reimbursed.”

Comment No. 2: With respect to the footnote that “Other expenses” for certain classes have been restated to reflect current fees, the footnote should be revised to state if the expenses have been restated upwards for either Fund.

Response: The footnote has been restated as follows for the fee tables for Class A, Class B and Class C shares: “Other expenses” have been restated to reflect higher current fees. This footnote does not apply to Class I shares and is not included in the fee table for that class.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

April 5, 2011

Comment No. 3: You requested that the Trust provide Tandy representations.

The Trust’s Tandy representations are enclosed with this letter.

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Enclosures

cc:	Harris C. Goldblat, Esq., Legg Mason & Co., LLC
Thomas C. Mandia, Esq., Legg Mason & Co., LLC
Rosemary D. Emmens, Esq., Legg Mason & Co., LLC
Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP